SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

American Community Properties Trust
(Name of Issuer)

Common Shares, $.01 par value per share
(Title of Class of Securities)

02520N106
(CUSIP Number)

James Michael Wilson
Interstate Business Corporation
222 Smallwood Village Center
St. Charles, Maryland 20602
(301) 843-7333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jonathan Wolcott
Holland & Knight LLP
1600 Tysons Boulevard, Suite 700
McLean, VA 22102
(703) 720-8600

September 25, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

CUSIP No. 02520N106

1.	NAME OF REPORTING PERSONS James Michael Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ All reporting persons listed in (1) are members of the group. (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 21,350 (See Exhibit 7.2)
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 21,350 (See Exhibit 7.2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,747
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14.	TYPE OF REPORTING PERSON IN

Page 2 of 18 Pages

CUSIP No. 02520N106

1.	NAME OF REPORTING PERSONS Interstate Business Corporation I.R.S. Identification No. 52-1066133
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ All reporting persons listed in (1) are members of the group. (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,549,976
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,549,976
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,976
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%
14.	TYPE OF REPORTING PERSON CO

Page 3 of 18 Pages

CUSIP No. 02520N106

1.	NAME OF REPORTING PERSONS Wilson Securities Corporation I.R.S. Identification No. 66-0311591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ All reporting persons listed in (1) are members of the group. (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 545,673
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 586,101
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,101
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14.	TYPE OF REPORTING PERSON CO

Page 4 of 18 Pages

CUSIP No. 02520N106

1.	NAME OF REPORTING PERSONS Wilson Family Limited Partnership I.R.S. Identification No. 52-1656345
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ All reporting persons listed in (1) are members of the group. (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER See Exhibit 7.2
	8.	SHARED VOTING POWER See Exhibit 7.2
	9.	SOLE DISPOSITIVE POWER See Exhibit 7.2
	10.	SHARED DISPOSITIVE POWER See Exhibit 7.2
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Exhibit 7.2
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Exhibit 7.2
14.	TYPE OF REPORTING PERSON PN

Page 5 of 18 Pages

CUSIP No. 02520N106

1.	NAME OF REPORTING PERSONS James J. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ All reporting persons listed in (1) are members of the group. (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,289
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,289
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,289
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON IN

Page 6 of 18 Pages

CUSIP No. 02520N106

1.	NAME OF REPORTING PERSONS Barbara A. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ All reporting persons listed in (1) are members of the group. (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 50
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .0%
14.	TYPE OF REPORTING PERSON IN

Page 7 of 18 Pages

CUSIP No. 02520N106

1.	NAME OF REPORTING PERSONS Kevin J. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ All reporting persons listed in (1) are members of the group. (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,397
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON IN

Page 8 of 18 Pages

CUSIP No. 02520N106

1.	NAME OF REPORTING PERSONS Elizabeth W. Weber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ All reporting persons listed in (1) are members of the group. (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,397
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON IN

Page 9 of 18 Pages

CUSIP No. 02520N106

1.	NAME OF REPORTING PERSONS Thomas B. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ All reporting persons listed in (1) are members of the group. (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,397
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON IN

Page 10 of 18 Pages

CUSIP No. 02520N106

1.	NAME OF REPORTING PERSONS Mary P. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ All reporting persons listed in (1) are members of the group. (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 21,350 (See Exhibit 7.2)
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 21,350 (See Exhibit 7.2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,747
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14.	TYPE OF REPORTING PERSON IN

Page 11 of 18 Pages

CUSIP No. 02520N106

1.	NAME OF REPORTING PERSONS Brian J. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ All reporting persons listed in (1) are members of the group. (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,397
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON IN

Page 12 of 18 Pages

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D, which relates to the common shares, par value $.01 per share (“Common Shares”) in American Community Properties Trust, a Maryland real estate investment trust (the “Company”), amends and supplements the statements on Schedule 13D (as amended through the date hereof, the “Statement”) filed with the Securities and Exchange Commission by Interstate Business Corporation, Wilson Securities Corporation, Wilson Family Limited Partnership, James Michael Wilson, James J. Wilson, Barbara A. Wilson, Kevin J. Wilson, Elizabeth W. Weber, Thomas B. Wilson, Mary P. Wilson, and Brian J. Wilson (collectively, the "Wilson Family Shareholders").

The following items of the Statement are hereby supplemented and/or amended as follows:

Item 4.      Purpose of Transaction

Merger Agreement.  On September 25, 2009, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FCP Fund I, L.P., a Delaware limited partnership (“FCP”), and FCP/ACPT Acquisition Company, Inc., a Maryland corporation and an indirect wholly-owned subsidiary of FCP (“Merger Sub”).  Pursuant to the Merger Agreement, at closing, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and an indirect wholly-owned subsidiary of FCP (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger, each Common Share issued and outstanding immediately prior to the effective time of the Merger, other than Common Shares owned by the Company, FCP, Merger Sub or any subsidiary of the Company or FCP, will be canceled and automatically converted into the right to receive $7.75 in cash, without interest.  In addition, at the effective time of the Merger, each of the outstanding share appreciation rights and each of the unvested restricted Common Shares will either be cancelled and converted into the right to receive cash or will be cancelled and retired without any consideration, as determined by the terms of the Merger Agreement.

On the unanimous recommendation of a special committee of the Board of Trustees (the “Special Committee”), comprised entirely of independent and disinterested trustees, the Board of Trustees of the Company declared the Merger Agreement and the transactions disclosed therein, including the Merger and an amendment to the Company’s Declaration of Trust (the “Amendment”), advisable and determined to recommend that the Company’s shareholders approve the Merger and the Amendment, as described in the Merger Agreement.  The Amendment will eliminate Section 5.3.3 of the Declaration of Trust and make such section inapplicable for the year ending December 31, 2009 and for any subsequent year prior to, or including, the year in which the Merger is consummated.  FBR Capital Markets & Co. (“FBR”) is acting as financial advisor to the Special Committee in connection with the Merger.

The Merger Agreement contains provisions pursuant to which the Company may solicit alternative acquisition proposals for thirty days beginning on September 28, 2009 (the “Solicitation Period”) and receive unsolicited acquisition proposals thereafter.  The Special Committee has authorized FBR to solicit alternative proposals from third parties during the Solicitation Period.  The Company may terminate the Merger Agreement under certain circumstances, including if the Special Committee or the Board of Trustees determines in good faith that it has received a Superior Proposal (as defined in the Merger Agreement) and otherwise complies with certain terms of the Merger Agreement.  In connection with such termination, and in certain other limited circumstances, the Company will be required to pay a fee to FCP and reimburse FCP for certain expenses, as described more fully in the Merger Agreement.  If the Merger Agreement is terminated under certain other limited circumstances, FCP will be obligated to pay a fee to the Company and reimburse the Company for certain expenses, as described more fully in the Merger Agreement.

Consummation of the Merger is not subject to a financing condition, but is subject to other conditions, including, among other things, the receipt of the affirmative vote of the holders of two-thirds of the outstanding Common Shares in favor of the Merger and the Amendment.  According to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on September 28, 2009, the parties currently expect to close the transaction prior to March 31, 2010, subject to the satisfaction of such conditions.

Following the Merger, the Common Shares will no longer be traded on the American Stock Exchange and registration of the Common Shares under the Exchange Act will be terminated.  Upon consummation of the Merger, the trustees of the Company will be the directors of Merger Sub immediately prior to the consummation of the Merger and the officers of the Company will be those individuals who are designated by FCP.

Voting Agreement.  Concurrently with the execution of the Merger Agreement, the Wilson Family Shareholders entered into a Voting Agreement (the “Voting Agreement”) with FCP and Merger Sub.  Pursuant to the Voting Agreement, each of the Wilson Family Shareholders has agreed, in their capacities as shareholders of the Company, among other things:

1.  To vote the Common Shares held by them (which in the aggregate represent approximately 50.68% of the outstanding Common Shares as of the date hereof) in favor of the Merger Agreement, the Merger and the Amendment,

2.  To vote the Common Shares held by them against (a) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any acquisition proposal or (b) any amendment of the Company’s Declaration of Trust or Bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of the Common Shares, and

3.  Not to, directly or indirectly, (a) transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the transfer of, any Common Shares to any person, other than pursuant to the Merger Agreement or (b) grant any proxies, deposit any Common Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to the Common Shares, other than pursuant to the Voting Agreement.

The Voting Agreement will terminate automatically in the event that the Merger Agreement is terminated in accordance with its terms.

NOTE. The summaries of the Merger, the Merger Agreement and the Voting Agreement contained in this Schedule 13D may not contain all of the information about the Merger, the Merger Agreement and the Voting Agreement that is important to investors.  As such, the foregoing summaries are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement filed as Exhibits 7.3 and 7.4 to this Schedule 13D in their entirety and incorporated herein by reference. Each investor should read carefully the copies of the Merger Agreement and the Voting Agreement, as the rights and obligations of the parties are governed by the express terms of the Merger Agreement and the Voting Agreement and not by the summaries contained in this Schedule 13D.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is updated by incorporating herein by reference the information in Item 4 above.

Item 7.     Material to be Filed as Exhibits.

Exhibit 7.1              Joint Statement Agreement

Exhibit 7.2              Interest in Securities of the Issuer

Exhibit 7.3	Agreement and Plan of Merger, dated as of September 25, 2009, among FCP Fund I, L.P., FCP/ACPT Acquisition Company, Inc. and American Community Properties Trust. (1)

Exhibit 7.4	Voting Agreement, dated as of September 25, 2009, among FCP Fund I, L.P., FCP/ACPT Acquisition Company, Inc. and the Wilson Family Shareholders.

(1) Filed as Exhibit 2.1 to the Current Report on Form 8-K of American Community Properties Trust filed with the Securities and Exchange Commission on September 28, 2009 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2009
INTERSTATE BUSINESS CORPORATION

/s/ James Michael Wilson
Name: James Michael Wilson
Title: President

WILSON SECURITIES CORPORATION

/s/ James Michael Wilson
Name: James Michael Wilson
Title: President

JAMES MICHAEL WILSON

/s/ James Michael Wilson
James Michael Wilson, Individually

WILSON FAMILY LIMITED PARTNERSHIP

/s/ James Michael Wilson
Name: James Michael Wilson
Title: General Partner

JAMES J. WILSON

/s/ James Michael Wilson
James Michael Wilson, Attorney-in-Fact

BARBARA A. WILSON

/s/ James Michael Wilson
James Michael Wilson, Attorney-in-Fact

KEVIN J. WILSON

/s/ James Michael Wilson
James Michael Wilson, Attorney-in-Fact

ELIZABETH W. WEBER

/s/ James Michael Wilson
James Michael Wilson, Attorney-in-Fact

THOMAS B. WILSON

/s/ James Michael Wilson
James Michael Wilson, Attorney-in-Fact

MARY P. WILSON

/s/ James Michael Wilson
James Michael Wilson, Attorney-in-Fact

BRIAN J. WILSON

/s/ James Michael Wilson
James Michael Wilson, Attorney-in-Fact

EXHIBIT INDEX

Exhibit 7.1              Joint Statement Agreement

Exhibit 7.2              Interest in Securities of the Issuer

Exhibit 7.4	Voting Agreement, dated as of September 25, 2009, among FCP Fund I, L.P., FCP/ACPT Acquisition Company, Inc. and the Wilson Family Shareholders